Exhibit 99.(A) (1)

Letter to Participants

Dear Colleague,

On February 17, 2009 we attempted to grant you a stock option that we later discovered was improperly awarded and processed. Accordingly we wish to grant you new awards in place of the prior attempted option grant. The details of your new awards are in the attached Agreement to Grant Restricted Share Units and Stock Option (the “Grant Agreement”). Please review and sign/electronically accept the attached Grant Agreement as soon as possible, but in no event later than March 31, 2010. You can agree to the terms on the following link:

http://ap1stock01:8878/share

We apologize for any confusion and inconvenience caused by our failure to properly grant the original options and appreciate your understanding. If you have any questions, please contact Stock Admin or HR teams: Stock Admin main support Lo (#15818), Daisy (#16698) and Nora (#16030). HR team is Eunice (#10349), Mellen (#10532), Angela (#12538) and Ellen (#10533).